Exhibit 99.2

GOLD RESERVE INC.

IMPORTANT ANNUAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in	X
this example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

▼ PlEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2
1. Election of the following nominees as directors, as set forth in the Management Information Circular:
For Withhold	For Withhold	For Withhold	+
01 - Rockne J. Timm	02 - A. Douglas Belanger	03 - James P. Geyer
04 - James H. Coleman	05 - Patrick D. McChesney	06 - Kenneth I. Juster

07 - Jean Charles Potvin

For Withhold
2. Appointment of PricewaterhouseCoopers LLP as auditors for the year ending December 31, 2015 and authorization of the
Board of Directors to fix the auditor’s remuneration.

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1UPX

+

02CF8A

.

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

PROXY — GOLD RESERVE INC.

ANNUAL MEETING OF SHAREHOLDERS
JUNE 7, 2016

PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the “Company”) hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them, ____________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual Meeting of Shareholders of the Company to be held on June 7, 2016 (the “Meeting”) at 9:30 a.m. (Pacific daylight time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or postponements thereof and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)